Exhibit 99.1

VivoPower Secures $30 Million PIPE at $6.80 Conversion Price to Accelerate Sovereign AI Data Center Platform

Strategic capital raising features participation from New York-based investment firm Blue Sky Capital, as well as Sovereign Family Offices from the GCC region

Investment underscores VivoPower’s strategic position and the critical importance of energy-secured, sovereign-grade infrastructure in the global AI compute race

LONDON, February 12, 2026 (GLOBE NEWSWIRE) - VivoPower International PLC (Nasdaq: VVPR) (“VivoPower” or the “Company”), a leading B Corp-certified global developer and owner of powered land and data center infrastructure for AI compute applications, today announced it has successfully completed a $30 million strategic private investment in public equity (PIPE). The PIPE is in the form of convertible preference shares with a $6.80 per share conversion price and a 6% annual PIK coupon.

Investors include leading technology and infrastructure investors, including New York-based investment group Blue Sky Capital (BSC). BSC is widely recognized as an early investor in AI data centers globally. In addition, leading sovereign family offices in the GCC (Gulf Cooperation Council) region participated in the PIPE, as did VivoPower Chairman Kevin Chin.

The PIPE investment, structured as convertible preference shares, is priced at $6.80 per share with a 6% annual PIK coupon to reflect long-term alignment with VivoPower’s Sovereign AI strategy. This premium is driven by the conviction that the Company’s expansion into AI infrastructure for sovereign nations and hyperscalers will unlock significant value creation. Proceeds will be primarily deployed to scale the Company’s high-performance AI data center portfolio and for general working capital purposes.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities in the United States or any other jurisdiction.

About VivoPower

Originally founded in 2014 and listed on Nasdaq since 2016, VivoPower is an award-winning B Corporation with a global footprint spanning the United Kingdom, Australia, North America, Europe, the Middle East, and Southeast Asia. Today, VivoPower’s mission is to be the independent, trusted partner for sovereign nations that develop and operate sustainable data center infrastructure, ensuring sovereign control over power, data, and national intelligence. In doing so, VivoPower helps sovereign nations bridge the gap between their energy assets and their AI ambitions by providing the Power-to-X infrastructure necessary to build and control their own domestic intelligence hubs.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive, and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties, and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events, and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions, or otherwise.

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